UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)*

CommVault Systems, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

204166102

(CUSIP Number)

Ivy Dodes

Credit Suisse

Eleven Madison Avenue, New York, NY 10010

(212) 325-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204166102	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse, on behalf of the Investment Banking division
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES	7	SOLE VOTING POWER See Item 5.
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER See Item 5.
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER See Item 5.
WITH	10	SHARED DISPOSITIVE POWER See Item 5.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5.
14	TYPE OF REPORTING PERSON BK

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, $.01 par value (the “Shares”), of CommVault Systems, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2 Crescent Place, Oceanport, NJ 07757.

Item 2.	Identity and Background.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse (the “Bank”), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the “Investment Banking division”) (the “Reporting Person”). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse Holdings (USA), Inc. (“CS Hldgs USA Inc”), a Delaware corporation. The address of CS Hldgs USA Inc’s principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CS Hldgs USA Inc, and the direct owner of the remainder of the voting stock of CS Hldgs USA Inc, is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland.

CS Hldgs USA Inc owns all of the voting stock of Credit Suisse (USA), Inc. (“CS USA Inc”), a Delaware corporation and holding company. CS USA Inc is the successor company of Credit Suisse First Boston (USA), Inc. (“CSFB-USA”), and all references hereinafter to CSFB-USA shall be deemed to refer to CS USA Inc. CS USA Inc is the sole member of Credit Suisse Securities (USA) LLC (“CS Sec USA LLC”), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies. CS Sec USA LLC is the successor company of Credit Suisse First Boston LLC (“CSFB LLC”), which is the successor company of Credit Suisse First Boston Corporation (“CSFBC”), and all references hereinafter to CSFB LLC and CSFBC shall be deemed to refer to CS Sec USA LLC. The address of the principal business and office of each of CS USA Inc and CS Sec USA LLC is Eleven Madison Avenue, New York, New York 10010.

Sprout Capital IX, L.P. (“Sprout IX”), Sprout Capital VII, L.P. (“Sprout VII”), Sprout CEO Fund, L.P. (“Sprout CEO”), Sprout Entrepreneurs Fund, L.P. (“Sprout Entrepreneurs”), Sprout Growth II, L.P. (“Sprout Growth”) and Sprout IX Plan Investors, L.P. (“SIPI”) are Delaware limited partnerships which make investments for long-term appreciation. DLJ Capital Corporation (“DLJCC”), a Delaware corporation and a wholly-owned subsidiary of CS USA Inc, acts as a venture capital partnership management company. DLJCC is also the general partner of Sprout CEO and Sprout Entrepreneurs. DLJCC is also the managing general partner of Sprout IX, Sprout VII and Sprout Growth and, as such, is responsible for their day-to-day management. DLJCC makes all of the investment decisions on behalf of Sprout IX, Sprout VII, Sprout CEO, Sprout Entrepreneurs and Sprout Growth. DLJ Associates IX, L.P. (“Associates IX”), a Delaware limited partnership, is a general partner of Sprout IX and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout IX. DLJ Capital Associates IX, Inc. (“DLJCA IX”), a Delaware corporation and wholly-owned subsidiary of DLJCC, is the managing general partner of Associates IX. DLJ Associates VII, L.P. (“Associates VII”), a Delaware limited partnership, is a general partner of Sprout VII and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout VII. DLJ Capital Associates VII, Inc. (“DLJCA VII”), a Delaware corporation and wholly-owned subsidiary of DLJCC, is the managing general partner of Associates VII. DLJ Growth Associates II, L.P. (“Associates II”), a Delaware limited partnership, is a general partner of Sprout Growth and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout Growth. DLJ Growth Associates II, Inc. (“DLJGA II”), a Delaware corporation and wholly-owned subsidiary of DLJCC, is the managing general partner of Associates II. DLJ LBO Plans Management Corporation II (“DLJLBO II”), a Delaware corporation, is the general partner of SIPI and, as such, is responsible for its day-to-day management. DLJLBO II makes all of the investment decisions on behalf of SIPI. DLJLBO II is an indirect wholly-owned subsidiary of CS USA Inc.

Each of DLJ Merchant Banking Partners, L.P. (“DLJMB Partners”), a Delaware limited partnership, DLJ Offshore Partners, C.V. (“DLJ Offshore”), a Netherlands Antilles limited partnership, DLJ International Partners, C.V. (“DLJ International”), a Netherlands Antilles limited partnership, DLJ First ESC, L.P. (“First ESC”), a Delaware limited partnership, DLJ ESC II, L.P. (“ESC II”), a Delaware limited partnership, and DLJ Merchant Banking Funding, Inc. (“DLJMB Funding”), a Delaware corporation, makes investments for long-term appreciation. DLJ Merchant Banking, Inc. (“MB Inc”), a Delaware corporation, is (i) managing general partner of DLJMB Partners and (ii) advisory general partner of DLJ Offshore and DLJ International. MB Inc is an indirect wholly-owned subsidiary of CS USA Inc. DLJ LBO Plans Management Corporation (“DLJLBO”), a Delaware corporation, is the general partner of First ESC and ESC II and, as such, is responsible for their day-to-day management. DLJLBO makes all of the investment decisions on behalf of ESC II and First ESC. DLJLBO is an indirect wholly-owned subsidiary of CS USA Inc. DLJ Offshore Management N.V. (“DLJ Offshore Management”), a Netherlands Antilles Corporation, is resident general partner of DLJ Offshore and DLJ International. DLJ Offshore Management is an indirect wholly-owned subsidiary of CS USA Inc.

The address of the principal business and office of each of DLJCC, DLJCA IX, Associates IX, DLJCA VII, Associates VII, DLJGA II, Associates II, Sprout IX, Sprout VII, Sprout CEO, Sprout Entrepreneurs, Sprout Growth, SIPI, DLJMB Partners, DLJ Offshore, DLJ International, First ESC, ESC II, DLJLBO II, MB Inc, DLJLBO, DLJ Offshore Management and DLJMB Funding is Eleven Madison Avenue, New York, New York 10010. Each of ESC II, First ESC, DLJ International, DLJMB Funding, DLJMB Partners, DLJ Offshore, Sprout CEO, DLJCC, Sprout Growth, Sprout VII, Sprout IX, Sprout Entrepreneurs and SIPI is individually referred to as a “Purchasing Entity,” and such entities are collectively referred to as the “Purchasing Entities.” The Purchasing Entities, Associates IX, DLJCA IX, Associates VII, DLJCA VII, Associates II, DLJGA II, DLJLBO II, MB Inc, DLJLBO and DLJ Offshore Management are collectively referred to as the “CS Entities.”

CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking and insurance products. CSG and its consolidated subsidiaries are comprised of the Bank and the Winterthur division (the “Winterthur division”). In addition to the Investment Banking division, the Bank is comprised of the Asset Management division (the “Asset Management division”) and the Private Banking division (the “Private Banking division”). The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. The Winterthur division provides life and non-life insurance and pension products to private and corporate clients worldwide. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division, the Private Banking division and the Winterthur division) may beneficially own Shares to which this Statement relates and such Shares are not reported in this Statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of the Asset Management division, the Private Banking division and the Winterthur division disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, the Asset Management division, the Private Banking division and the Winterthur division.

The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, DLJCC, DLJCA IX, DLJCA VII, DLJGA II, DLJLBO II, DLJMB Funding, MB Inc, DLJLBO and DLJ Offshore Management are set forth on Schedules A-1 through A-13 attached hereto, each of which is incorporated by reference herein.

Except as otherwise provided herein, during the past five years none of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, the CS Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-13 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. (“NASDR”) and the Securities and Exchange Commission (“SEC”) resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings (“IPOs”). CSFB USA was then the sole stockholder of CSFBC.

CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC’s Complaint or the Letter of Acceptance, Waiver and Consent (“AWC”) filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated “hot” IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

Under the terms of the coordinated settlement:

•

CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

•

CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR’s review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system and (e) require broker-dealers to maintain certain books and records.

The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC’s conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

On August 13, 2002, Mr. John A. Ehinger, an executive officer of CSFB-USA and board member of CSFB LLC, without admitting or denying any alleged violation, entered into a settlement with the NASD resolving outstanding investigations of Mr. Ehinger into his alleged failure to supervise with a view toward preventing CSFBC’s violations of NASD Rules 2110, 2330, 2710 and 3110, and Section 17(a) of the Exchange Act and SEC Rule 17a-3 thereunder. Under the terms of the settlement, Mr. Ehinger agreed to (1) the payment of a fine of $200,000, (2) a suspension from associating with a member firm in any and all capacities for 30 calendar days and (3) a suspension from acting in any supervisory capacity for 30 additional calendar days, such supervisory suspension beginning after the suspension in all capacities had been served.

On October 31, 2003, the U.S. District Court for the Southern District of New York (the “SDNY”) approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the “Global Settlement”). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved an SEC complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC’s complaint also alleged that CSFB LLC engaged in inappropriate “spinning” of “hot” IPO allocations in violation of New York Stock Exchange (“NYSE”) and NASD Inc. (“NASD”) rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC’s books and records relating to certain transactions violated the broker-dealer record-keeping provisions of Section 17(a) of the Exchange Act, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

Under the terms of the Global Settlement:

•

CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

•	CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts’ involvement in investment banking “pitches” and “roadshows,” (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB LLC’s customers and (iv) make its analysts’ historical price targets (among other things) publicly available.

•	CSFB LLC is permanently restrained and enjoined from violating Sections 15(e) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110, and NYSE Rules 342, 401, 440, 472, and 476.

Other Wall Street firms were subject to similar requirements.

Item 3.	Source and Amounts of Funds.

Between May 22, 1996 and August 29, 2003, pursuant to various purchase agreements prior to the Company’s initial public offering, the Company issued and the Purchasing Entities acquired 12,184,685 Shares, 2,000,000 shares of Series A Preferred Stock (the “Series A Stock”), 310,667 shares of Series B Preferred Stock (the “Series B Stock”), 333,333 shares of Series C Preferred Stock (the “Series C Stock”), 200,000 shares of Series D Preferred Stock (the “Series D Stock”), 200,000 shares of Series E Preferred Stock (the “Series E Stock”), 582,703 shares of Series AA Preferred Stock (the “Series AA Stock”), 826,447 shares of Series BB Preferred Stock (the “Series BB Stock”) and 1,871,937 shares of Series CC Preferred Stock (the “Series CC Stock” and, together with the Series A Stock, Series B Stock, Series C Stock, Series D Stock, Series E Stock, Series AA Stock and Series BB Stock, the “Preferred Stock”) for an aggregate purchase price of $55,931,688 (the “Pre-IPO Transactions”). The following chart breaks out the Pre-IPO Transactions by Purchasing Entity, showing the amount of Shares and Preferred Stock acquired by each Purchasing Entity.

Purchasing Entity	Shares	Series A Stock	Series B Stock	Series C Stock	Series D Stock	Series E Stock	Series AA Stock	Series BB Stock	Series CC Stock
ESC II	10,520	0	0	0	0	2,631	0	0	0
First ESC	985,403	159,479	24,772	26,580	17,664	17,664	0	0	0
DLJ International	1,828,230	299,485	46,520	49,914	30,404	30,404	0	0	0
DLJMB Funding	1,467,582	239,219	37,159	39,870	26,495	23,864	0	0	0
DLJMB Partners	3,733,757	619,231	96,187	103,205	57,098	57,098	0	0	0

DLJ Offshore	97,630	15,919	2,473	2,653	1,672	1,672	0	0	0
Sprout CEO	23,606	3,881	601	644	386	386	0	0	0
DLJCC	338,791	55,615	8,636	9,267	5,560	5,560	1,214	1,721	3,899
Sprout Growth	1,663,928	273,108	42,427	45,522	27,314	27,314	0	0	0
Sprout VII	2,035,238	334,063	51,892	55,678	33,407	33,407	0	0	0
Sprout IX	0	0	0	0	0	0	553,735	785,363	1,778,878
Sprout Entrepreneurs	0	0	0	0	0	0	2,182	3,095	7,011
SIPI	0	0	0	0	0	0	25,572	36,268	82,149

In the Pre-IPO Transactions, the Purchasing Entities purchased the Shares for $0.01 to $0.04 per share, the Series A Stock for $14.90 per share, the Series B Stock for $14.90 per share, the Series C Stock for $14.90 per share, the Series D Stock for $14.90 per share, the Series E Stock for $14.90 per share, the Series AA Stock for $3.13 per share, the Series BB Stock for $3.13 per share and the Series CC Stock for $3.13 per share.

On September 14, 2006, the Company effectuated a reverse stock split of its outstanding Shares of Common Stock at a ratio of one Share for each two Shares of Common Stock outstanding at the time of the reverse stock split. The Share totals provided for the Pre-IPO Transactions (above) reflect the reverse stock split.

On September 21, 2006, in connection with the Company’s initial public offering (the "Company IPO"), certain of the Purchasing Entities sold 3,295,516 Shares for an aggregate sale price (exclusive of commission) of $44,440,033 (the “IPO Sales”). The following chart breaks out the IPO Sales by Purchasing Entity, showing the amount of Shares sold by each Purchasing Entity.

Purchasing Entity	Shares Sold
ESC II	2,297
First ESC	215,050
DLJ International	398,991
DLJMB Funding	320,278
DLJMB Partners	814,868
DLJ Offshore	21,307
Sprout CEO	8,851
DLJCC	127,017
Sprout Growth	623,824
Sprout VII	763,033

Also in connection with the Company’s initial public offering, all of the Preferred Stock held by the Purchasing Entities was converted into 7,736,703 Shares at a conversion ratio of 2.0 Shares for each share of Series A Stock, Series B Stock, Series C Stock, Series D Stock and Series E Stock, 0.514 Shares for each share of Series AA Stock and 0.5 Shares for each share of Series BB Stock and Series CC Stock.

On October 3, 2006, in connection with the Company IPO, certain of the Purchasing Entities sold an additional 1,666,667 Shares for an aggregate sale price (exclusive of commission) of $22,475,004 (the "Additional IPO Sales") . The following chart breaks out the Additional IPO Sales by Purchasing Entity, showing the amount of Shares sold by each Purchasing Entity.

Purchasing Entity	Shares Sold
ESC II	2,159
First ESC	202,177
DLJ International	375,107
DLJMB Funding	301,105
DLJMB Partners	766,088
DLJ Offshore	20,031

The funds used by the Purchasing Entities to make the acquisitions described above were obtained from capital commitments by the partners of the Purchasing Entities.

Item 4.	Purpose of Transaction.

The Reporting Person made its purchases for investment purposes. The Reporting Person intends to optimize the value of its investments and, therefore, will review from time to time the Company’s business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Person may consider from time to time various alternative courses of action. Such actions may include the acquisition or disposition of Shares or other securities through open market transactions, privately negotiated transactions, a tender offer, an exchange offer or otherwise.

Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           As of November 1, 2006, the Reporting Person may be deemed to beneficially own an aggregate of 14,959,205 Shares, consisting of 381,345 Shares held directly by various subsidiaries of the Reporting Person (as described below) (the “Direct Shares”) and 14,577,860 Shares deposited into a voting trust (as described in Item 6 below) (the “Trust Shares”). The Direct Shares include 494 Shares held directly by ESC II, 46,259 Shares held directly by First ESC, 85,828 Shares held directly by DLJ International, 68,894 Shares held directly by DLJMB Funding, 175,288 Shares held directly by DLJMB Partners and 4,582 Shares held directly by DLJ Offshore. The Trust Shares include 10,832 Shares deposited by ESC II, 1,014,235 Shares deposited by First ESC, 1,881,758 Shares deposited by DLJ International, 1,510,519 Shares deposited by DLJMB Funding, 3,843,151 Shares deposited by DLJMB Partners, 100,488 Shares deposited by DLJ Offshore, 26,551 Shares deposited by Sprout CEO, 384,484 Shares deposited by DLJCC, 1,871,474 Shares deposited by Sprout Growth, 2,289,099 Shares deposited by Sprout VII, 1,566,741 Shares deposited by Sprout IX, 6,175 Shares deposited by Sprout Entrepreneurs and 72,353 Shares deposited by SIPI.

Accordingly, the Reporting Person may be deemed to beneficially own 35.9% of the outstanding Shares.

To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, the CS Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-13 attached hereto, beneficially owns any additional Shares.

(b)           With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Shares referenced in paragraph 5(a), there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Shares among the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC and the CS Entities (subject to the applicable terms of the Voting Trust Agreement and the Lock-up Agreement, each of which is described in Item 6 below).

(c)           Except as described in Item 3, no transactions in the Shares were effected by the Reporting Person and its subsidiaries during the 60 day period prior to November 13, 2006.

(d)           No other person is known by the Reporting Person to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of the Shares beneficially owned by, the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC and the CS Entities.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Voting Trust Agreement

ESC II, First ESC, DLJ International, DLJMB Funding, DLJMB Partners, DLJ Offshore, Sprout CEO, DLJCC, Sprout Growth, Sprout VII, Sprout IX, Sprout Entrepreneurs and SIPI (collectively, the “CS Trust Entities”), and the other parties thereto, entered into a voting trust agreement (the “Voting Trust Agreement”) with Wells Fargo Bank, N.A., as trustee (the “Trustee”), dated as of September 21,

2006, pursuant to which the CS Trust Entities deposited the Trust Shares into a voting trust. The Trustee is the record holder of the Trust Shares, and the CS Trust Entities hold trust certificates representing the Trust Shares. Pursuant to the Voting Trust Agreement, the Trustee has the exclusive right to vote the Trust Shares. Generally, the Trustee will vote the Trust Shares on a pro rata basis proportionate to all other votes cast on a particular matter. While the Trustee has the exclusive right to vote the Trust Shares, the CS Trust Entities, subject to certain limitations, will have the power to dispose of, or direct the disposition of, the Trust Shares beginning 100 days after September 21, 2006 (when the lock-up provision of the Voting Trust Agreement terminates). The CS Trust Entities also retain the right to receive all dividends paid on the Trust Shares.

The description of the Voting Trust Agreement in this Item 6 is qualified in its entirety by reference to the text of the Voting Trust Agreement, attached hereto as Exhibit 1, which is incorporated by reference in its entirety into this Item 6.

Lock-up Agreement

Pursuant to a letter dated March 9, 2006, from Credit Suisse, DLJCC, ESC II, First ESC, DLJ International, DLJMB Funding, DLJMB Partners and DLJ Offshore (collectively, the “Lock-up Participants”) to the Company, CS Sec USA LLC and Goldman, Sachs & Co., the Lock-up Participants entered into an agreement (the “Lock-up Agreement”) whereby the Lock-up Participants agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, or enter into a transaction that would have the same effect, or enter into certain other arrangements, from the date of the Lock-up Agreement until and including 180 days after the public offering date (the “Offering Date”) set forth in the Company’s final prospectus (the “Lock-up Period”). However, if the reported last sale price per share of the shares of Common Stock of the Company on the Nasdaq Stock Market’s National Market is at least 50% greater than the initial public offering price per share for 20 of the 30 trading days ending on the last trading day before the 100th day after the Offering Date, then 20% of the shares of the Common Stock subject to the Lock-up Agreement will be released from the restrictions of the Lock-up Agreement on the 101st day after the Offering Date. In addition, during the Lock-up Period the Lock-up Participants will not, without the prior written consent of CS Sec USA LLC and Goldman, Sachs & Co., make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for any shares of Common Stock.

The description of the Lock-up Agreement in this Item 6 is qualified in its entirety by reference to the text of the Lock-up Agreement, attached hereto as Exhibit 2, which is incorporated by reference in its entirety into this Item 6.

Registration Rights Agreement

DLJMB Partners, L.P., DLJ International, DLJ Offshore, DLJMB Funding, DLJCC, First ESC, ESC II, Sprout Growth, Sprout Capital VII, Sprout IX, Sprout Entrepreneurs, SIPI and Sprout CEO (collectively, the “DLJ Entities”) entered into a registration rights agreement (the “Registration Rights Agreement”) with the Company, dated as of September 27, 2006, which amends and restates the Stockholders’ Agreement (as amended), dated as of May 22, 1996. Pursuant to the Registration Rights Agreement, the DLJ Entities have the right, under certain circumstances, to request that the Company effect a registration of certain shares of Common Stock (such shares of Common Stock, the “Registrable Shares”). The Company shall use commercially reasonable efforts to effect such registration as soon as practicable and to keep such registration continuously effective for a specified period of time. The DLJ Entities also have “piggyback rights,” whereby the DLJ Entities may request that the Company include their Registrable Shares in certain registrations of shares of Common Stock effected by the Company.

Furthermore, the Company shall use commercially reasonable efforts to qualify for registration on Form S-3, and the DLJ Entities shall have the right, subject to certain limitations, to request registration on Form S-3. The Company shall use commercially reasonable efforts to effect any such registration as soon as practicable and shall keep such registration continuously effective for a specified period of time.

The description of the Registration Rights Agreement in this Item 6 is qualified in its entirety by reference to the text of the Registration Rights Agreement, attached hereto as Exhibit 3, which is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be filed as Exhibits.

Exhibit 1: Voting Trust Agreement, dated as of September 21, 2006, by and among ESC II, First ESC, DLJ International, DLJMB Funding, DLJMB Partners, DLJ Offshore, Sprout CEO, DLJCC, Sprout Growth, Sprout VII, Sprout IX, Sprout Entrepreneurs, SIPI, Credit Suisse First Boston Private Equity, Inc., CS Sec USA LLC and Wells Fargo Bank, N.A.

Exhibit 2: Lock-up Agreement, dated as of March 9, 2006, pursuant to a letter from Credit Suisse, DLJCC, ESC II, First ESC, DLJ International, DLJMB Funding, DLJMB Partners and DLJ Offshore to the Company, CS Sec USA LLC and Goldman, Sachs & Co.

Exhibit 3: Registration Rights Agreement, dated as of September 27, 2006, by and among DLJMB Partners, L.P., DLJ International, DLJ Offshore, DLJMB Funding, DLJCC, First ESC, ESC II, Sprout Growth, Sprout Capital VII, Sprout IX, Sprout Entrepreneurs, SIPI, Sprout CEO and the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2006

CREDIT SUISSE, on behalf of the
INVESTMENT BANKING division

By:	/s/ Ivy Dodes

Name: Ivy Dodes

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer of the Investment Banking Division and Chairman of the Investment Banking Management Committee	United States
Robert Basso	Eleven Madison Avenue New York, NY 10010 USA	Head of the Investment Banking Division Human Resources	United States
Phillip Cushmaro	Eleven Madison Avenue New York, NY 10010 USA	Head of the Investment Banking Division Information Technology	United States
Tony Ehringer	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Equities	United States
Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Head of Alternative Investments	United States
Marc D. Granetz	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Investment Banking Department	United States
John S. Harrison	Eleven Madison Avenue New York, NY 10010 USA	Head of Executive Office Administration	United States
James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Head of Fixed Income	United States
James E. Kreitman	One Cabot Square London E14 4QJ, Great Britain	Co-Head of Equities	United States
Don H. Callahan	Eleven Madison Avenue New York, NY 10010 USA	Head of Client Coverage Strategy	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Investment Banking Division Chief Financial Officer and Head of Investment Banking Support	United States
Adebayo O. Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Chief Client Officer	Nigeria

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Senior Finance Officer of the Investment Banking Division	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Investment Banking Division	United States
Ken Weiner	Eleven Madison Avenue New York, NY 10010 USA	Head of the Investment Banking Operational Risk Management	United States
Lewis Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer, Americas Region	United States
Mark Rufeh	Eleven Madison Avenue New York, NY 10010 USA	Head of Strategy Implementation and Expense Management	United States

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE HOLDINGS (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Holdings (USA), Inc. The business address of Credit Suisse Holdings (USA), Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Controller	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Mark Rufeh	Eleven Madison Avenue New York, NY 10010 USA	Head of Strategy Implementation and Expense Management	United States
Robert C. O’Brien	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Chief Credit Officer	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Lewis Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Gary Neuser	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Marc D. Granetz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Tony Ehringer	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (USA), Inc. The business address of Credit Suisse (USA), Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Kenneth Weiner	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Frank J. DeCongelio	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Bank Account Officer	United States
Tony Ehringer	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Adebayo O. Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	Nigeria
Jeffrey J. Salzman	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Accounting Officer	United States
Robert C. O’Brien	Eleven Madison Avenue New York, NY 10010 USA	Chief Credit Officer	United States
Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Marc D. Granetz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Andrew M. Hutcher	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Grace J. Koo	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Kenneth P. Weiner	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Simon D. Yates	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Andrew B. Federbusch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Luther L. Terry, Jr.	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (USA) LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Securities (USA) LLC. The business address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
D. Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	General Counsel and Managing Director	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Bryan C. Fletcher	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Bank Account Officer	United States

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Capital Corporation. The business address of DLJ Capital Corporation is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Co-Chairman	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Co-Chairman	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Treasurer	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	President	United States
Ronald Hunt	Eleven Madison Avenue New York, NY 10010 USA	Director	United States
Wayne Nemeth	Eleven Madison Avenue New York, NY 10010 USA	Director	United States
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Director of Taxes	United States

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL ASSOCIATES IX, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Capital Associates IX, Inc. The business address of DLJ Capital Associates IX, Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Director of Taxes	United States

SCHEDULE A-7

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL ASSOCIATES VII, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Capital Associates VII, Inc. The business address of DLJ Capital Associates VII, Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Director of Taxes	United States

SCHEDULE A-8

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ GROWTH ASSOCIATES II, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Growth Associates II, Inc. The business address of DLJ Growth Associates II, Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Director of Taxes	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

SCHEDULE A-9

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ LBO PLANS MANAGEMENT CORPORATION II

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ LBO Plans Management Corporation II. The business address of DLJ LBO Plans Management Corporation II is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Senior Vice President	United States
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Director of Taxes	United States

SCHEDULE A-10

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ MERCHANT BANKING FUNDING, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Merchant Banking Funding, Inc. The business address of DLJ Merchant Banking Funding, Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Senior Vice President	United States
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Steven C. Rattner	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Director of Taxes	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

SCHEDULE A-11

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ MERCHANT BANKING, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Merchant Banking, Inc. The business address of DLJ Merchant Banking, Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Steven Rattner	Eleven Madison Avenue New York, NY 10010 USA	Chairman, Managing Director and Board Member	United States
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
John M. Moriarty, Jr.	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Carlos J. Garcia	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Colin A. Taylor	One Cabot Square London E14 4QJ, Great Britain	Managing Director	United Kingdom
Susan C. Schnabel	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Charles P. Pieper	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Director of Taxes	United States
Emidio Morizio	Eleven Madison Avenue New York, NY 10010 USA	Chief Compliance Officer	United States

Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President	United States
Matthew C. Kelly	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President	United States
John S. Ficarra	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President	United States

SCHEDULE A-12

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ LBO PLANS MANAGEMENT CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ LBO Plans Management Corporation. The business address of DLJ LBO Plans Management Corporation is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Director of Taxes	United States
Emidio Morizio	Eleven Madison Avenue New York, NY 10010 USA	Chief Compliance Officer	United States

SCHEDULE A-13

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ OFFSHORE MANAGEMENT N.V.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Offshore Management N.V. The business address of DLJ Offshore Management N.V. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
MeesPierson Trust (Curacao) N.V.	Berg Arrarat 1 Curaçao Netherland Antilles	Managing Director	Netherlands Antilles